June 2, 2023
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:       Fortrea Holdings Inc.
Registration Statement on Form 10-12B
Filed May 15, 2023
File No. 001-41704
Ladies and Gentleman:
Fortrea Holdings Inc. (the “Company”) hereby provides responses to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 25, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 (the “Registration Statement”) of the Company. In response to the comment set forth in the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing Amendment No. 1 to the Registration Statement (including the information statement attached as Exhibit 99.1, “Amendment No. 1”) concurrently with the filing of this letter.
The headings and paragraph number in this letter correspond to those contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.
Registration Statement on Form 10-12B, filed May 15, 2023
Questions and Answers About the Spinoff
Will Fortrea incur any debt or enter into any financing arrangements prior to or at the time of the spinoff?, page 4
1.We note your disclosure that “[i]n connection with the spinoff, [you] expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which [you] expect to consist of borrowings under senior secured term loan facilities and senior secured notes” and that you also expect to enter into a “$450 million senior

Division of Corporation Finance
Securities and Exchange Commission
June 2, 2023

secured revolving credit facility” and an “accounts receivable purchase program” that “provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions.”
Please revise your disclosure here, in the Spinoff section, in the Description of Certain Indebtedness and Other Financing section and elsewhere as appropriate to note the material terms or each of the agreements discussed above, including but not limited to, the parties to the agreements, the interest rates, the duration of each agreement and the termination provisions. Please also file the agreements as exhibits to your registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Commission’s comment and has revised the disclosure on pages 4, 44, 45, 62, 92, 93, and 151 of Amendment No. 1. The Company advises the Staff that it has commenced preliminary discussions with potential lenders with respect to the potential terms of indebtedness but has not reached an agreement on the terms thereof.
Because the Company expects the agreements related to the indebtedness to be executed after the effectiveness of the Registration Statement, the Company plans to file the agreements, or a description of the material terms of the agreements, related to the indebtedness on a current report on Form 8-K prior to the consummation of the spinoff.
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Division of Corporation Finance
Securities and Exchange Commission
June 2, 2023

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (404) 581-8967 or jtmay@jonesday.com or Thomas Short at (404) 581-8363 or tshort@jonesday.com.

Very truly yours,

/s/ Joel May

Joel May
Partner
Jones Day

cc:	Sandra van der Vaart (Laboratory Corporation of America Holdings)
Owen Lewis (Laboratory Corporation of America Holdings)
Peter Wilkinson (Laboratory Corporation of America Holdings)